

November 13, 2012

<u>Via E-mail</u>
Mr. Hongwen Li
Chief Executive Officer
U.S. China Mining Group, Inc.
17890 Castleton Street, Suite 112
City of Industry, CA 91748

     Re: **U.S. China Mining Group, Inc.**
             Form 10-K for the Year Ended December 31, 2011
             Filed March 30, 2012
             File No. 000-53843

Dear Mr. Li:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining